

August 14, 2014

<u>Via e-mail</u>
William P. Schultz
General Counsel
Jason Industries, Inc.
411 East Wisconsin Avenue, Suite 2100
Milwaukee, WI 53202

> **Re: Jason Industries, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 5, 2014**
> **File No. 333-197412**

Dear Mr. Schultz:

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

<u>Calculation of Registration Fee Table</u>

1. Please update footnote 1 to this table to explain why you are only registering the issuance of only 13,993,773 shares of common stock underlying warrants if, as described in the footnote, you issued warrants exercisable for 17,250,00 shares in your initial public offering and warrants exercisable for 1,150,000 shares in the concurrent private placement.

<u>Exhibit List</u>

2. In your initial filing you stated that your XBRL interactive data files would be filed by amendment. In your most recent filing, it appears that you have not filed the XBRL documents, and you have removed them from your exhibit list. Please revise to reference the documents as exhibits and file them with your next amendment.

<u>Opinion of Olshan Frome Wolosky LLP</u>

3. Please revise your legal opinion to state that counsel is of the opinion that the warrants are binding obligations of the company. Please refer to Section II.B.1.f of Staff Legal Bulletin No. 19.

Please contact Leland Benton at 202-551-3791 or me at 202-551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Kenneth A. Schlesinger (*via e-mail*)
        Olshan Frome Wolosky LLP